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SEC FILE NUMER

8- 70722

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Brookfield Oaktree Wealth Solutions LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 Liberty Street, 35th Floor
                                        (No. and Street)

New York   NY   10281
            (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rafael Beck   (212) 897-1690   rbeck@integrated.solutions
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
                    (Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza   New York   NY   10112
(Address)   (City)   (State)   (Zip Code)

10/20/2003   34
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ――――――――――――――――――――――――

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

OATH OR AFFIRMATION

I, __John Sweeney__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to __Brookfield Oaktree Wealth Solutions LLC__ as of __12/31/24__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

John Sweeney
_____
Signature

Chief Executive Officer
_____
Title

Lisa R Savitzky
Notary Public

Brookfield Oaktree Wealth Solutions LLC
(A wholly owned subsidiary of Brookfield US Holdings Inc.)
Statement of Financial Condition
December 31, 2024


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Brookfield Oaktree Wealth Solutions LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brookfield Oaktree Wealth Solutions LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2025

We have served as the Company's auditor since 2021.

Brookfield Oaktree Wealth Solutions LLC
(A wholly owned subsidiary of Brookfield US Holdings Inc.)

Statement of Financial Condition
December 31, 2024

Assets

Cash	$ 15,482,335
Due from affiliates	431,399
Fixed assets, net	592,070
Other assets	178,268
Total assets	**$ 16,684,072**

Liabilities and Member's Equity

Liabilities

Due to affiliates	$	878,148
Accounts payable and accrued expenses		183,052
Total liabilities		1,061,200
Member's equity		15,622,872
Total liabilities and member's equity		$ 16,684,072

The accompanying notes are an integral part of this financial statement.

Brookfield Oaktree Wealth Solutions LLC
(A wholly owned subsidiary of Brookfield US Holdings Inc.)

Notes to Statement of Financial Condition
Year ended December 31, 2024

1. Organization and Nature of Business

Brookfield Oaktree Wealth Solutions LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware. The Company is a wholly owned subsidiary of Brookfield US Holdings Inc. (the "Parent"). The Company is a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Parent is an indirect wholly owned subsidiary of Brookfield Asset Management ULC (the "Ultimate Parent" or "BAM"), a publicly listed entity. The U.S. dollar is the functional and presentation currency of the Company.

The Company primarily distributes and wholesales investment funds that are managed by BAM and Oaktree Capital Management LP ("Oaktree").

The Company also serves as the dealer manager for Brookfield Real Estate Income Trust, Inc. ("BREIT"), a U.S. Securities and Exchange Commission registered real estate investment trust and Oaktree Strategic Credit Fund ("OSCF"), a perpetually offered, non-listed business development company.

During the year, BREIT launched a 1031 exchange Delaware statutory trust, and the Company serves as the dealer manager.

The liability of the Member is limited to the capital held by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates
The financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Translation of Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies are translated at December 31, 2024 rates of exchange, whereas the income statement accounts are translated at the rate of exchange on the date of the transaction.

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

2. **Summary of Significant Accounting Policies (continued)**

Service fee revenue
The Company has agreements with various affiliated entities, under which revenue earned for fundraising activities is limited to expenses incurred by the Company. This revenue is received through BAM and Oaktree.

Service fee revenue is comprised of reimbursable expenses incurred by the Company during the fulfillment of services, including but not limited to compensation and benefits, and general and administrative expenses. In this arrangement, the Company is primarily responsible for fulfilling the services, has discretion in setting the price and is therefore acting as a principal for accounting purposes. As a result, the expense and related reimbursement associated with those services is presented on a gross basis. The reimbursements of such costs are paid in arrears.

Fund service fees and commissions:
Acting as a dealer manager, the Company is entitled to receive commissions based on the transaction price of each applicable class of shares sold in an offering and based on rates outlined in the offering. The Company recognizes commissions ("Commissions") upon the issuance of shares on the trade date.

In accordance with its role as the dealer manager, the Company is also entitled to receive a shareholder servicing fee of 0.25% to 0.85% per annum of the aggregate net asset value ("NAV") of certain outstanding share classes, including certain feeder fund share classes. The shareholder service fees are accrued during the period in which they are earned.

The shareholder service fees are variable consideration to be received in the future. This variable consideration is fully constrained since the consideration is dependent upon the future value of the shares and the length of time an investor retains the shares, both of which are outside of the Company's control. Therefore, the revenue related to the shareholder service fees is recognized when the Company can determine the fees monthly.

The Company has entered into agreements with the selected dealers distributing shares in offerings, which provide, among other things, for the re-allowance of the full amount of the selling commissions and all or a portion of the shareholder service fees received by the Company to such selected dealers.

Service fee revenue and service fee expense are recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

2.   **Summary of Significant Accounting Policies (continued)**

Allowance for Credit Losses
ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost. Changes in the allowance for credit losses are reported in credit loss expense.

The Company identified fees and other receivables (including, but not limited to, receivables related to securities transactions, and advisory fees) as impacted by the guidance. The allowance for credit losses is based on the Company's expectation of the collectability of financial assets including fees receivable and due from affiliates utilizing CECL framework. The Company considers factors such as historical experience, credit quality, age of the balances and economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that credit risk associated with the receivables is not significant until they reach 90 days past due based on the contractual arrangement and expectation of collection.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate taxpaying entity for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal, state or local income taxes. Additionally, any tax benefit that the Parent may receive is not remitted to the Company.

At December 31, 2024, management determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Parent's federal and state income tax returns are generally open for examination for the current and previous three years.

Brookfield Oaktree Wealth Solutions LLC
(A wholly owned subsidiary of Brookfield US Holdings Inc.)

Notes to Statement of Financial Condition
Year ended December 31, 2024

2. **Summary of Significant Accounting Policies (continued)**

Fixed Assets
The Company's fixed assets are stated at cost. Repairs and maintenance are charged to expense as incurred. Upon disposition of fixed assets, if any, the related assets, and accumulated depreciation are removed from the accounts and any gain or loss credited or charged to income. For financial reporting, fixed assets are depreciated using the straight-line method over a period of 3-7 years for fixed assets.

Segment Reporting
The Company conducts its business and reports financial results as one operating segment and one reportable segment as the Company is engaged in a single line of business as a securities broker dealer. The presentation of financial results as one reportable segment is consistent with the way the Company operates its business and is consistent with the manner in which the Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance. The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The accounting policies used to measure the profit and loss of the segment are the same as described in the summary of significant accounting policies. The Company's Chief Executive Officer serves at the CODM of the Company.

3. **Transactions with related parties**

The Company maintains administrative services agreements with affiliates. Costs shared between affiliates are allocated based on factors specific to the respective services agreement.

The following is a summary, at December 31, 2024, of balances owed to or from related parties:

Due from affiliates		
Due from funds	$	342,832
Due from Brookfield US Inc.		88,477
Due from Brookfield Public Securities Group LLC		90
	$	431,399
Due to affiliates		
Due to Brookfield GCG US LLC	$	719,602
Due to Brookfield Property Group		158,546
	$	878,148

3. **Transactions with related parties (continued)**

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Fixed assets**

Fixed assets at December 31, 2024 consists of:

Website costs	$ 1,279,317
Software costs	61,950
	1,341,267
Less: Accumulated depreciation	(749,197)
	$ 592,070

5. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. As of December 31, 2024, the Company had net capital of $14,395,262 which exceeded the required net capital by $14,145,262.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

6. **Financial risk management**

The Company is exposed to credit risk as substantially all the cash of the Company is held by a single major money center bank. The Company manages its credit risk through careful selection of the financial institutions through which it conducts its business and clients to whom it provides services. The Company has minimal liquidity, foreign exchange, and market risk.

7. **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2024 and determined that there are no material events that would require recognition or disclosure in the Company's financial statement.